ANOORAQ RESOURCES CORPORATION
Suite 1020 - 800 West Pender Street, Vancouver, British Columbia V6C 2V6
Telephone: (604)684-6365 Fax: (604)684-8092

P R O X Y

This proxy is solicited by the management of Anooraq Resources Corporation (the "Company"). The undersigned shareholder of the Company hereby nominates, constitutes and appoints (select one):

☐	Ronald W. Thiessen , President and Chief Executive Officer, or failing him, Jeffrey R. Mason, Chief Financial Officer and Corporate Secretary of the Company, or

☐	of
( Check the second box and insert the name and address of an alternate person if you do not wish to appoint Mr. Thiessen or Mr. Mason)

as proxyholder of the undersigned, with full power of substitution, to attend the Extraordinary General Meeting of shareholders of the Company to be held at 1020 – 800 West Pender Street, Vancouver, British Columbia, on September 10, 2004, at 2:00 pm, local time, and at any adjournment thereof (the "Meeting"), with authority to act and vote thereat the Common Shares without par value of the Company (the "Common Shares") set out below (or, failing any number of Common Shares being set out below, all of the Common Shares which the undersigned may be entitled to vote at the Meeting) for and on behalf of the undersigned. The undersigned hereby directs the proxyholder to vote such Common Shares in respect of the matters indicated below as follows:

1. Acquisition Resolution

Vote  FOR ☐    AGAINST ☐  an ordinary resolution (the "Acquisition Resolution") approving the acquisition (the "Acquisition") of a 50% participation interest in the Ga Phasha Platinum Group Metals Project located on the Eastern Limb of the Bushveld Complex in South Africa, together with 50% of the issued and outstanding common shares of Micawber 277 (Proprietary) Limited, a private company incorporated under the laws of South Africa, from Pelawan Investments (Proprietary) Limited ("Pelawan"), pursuant to the terms of a share exchange agreement between Pelawan and the Company made as of January 21, 2004, as described in the accompanying Information Circular.

This proxy confers discretionary authority with respect to (i) each matter or group of related matters identified in this form of proxy as to which no choice is specified; (ii) any amendments or variations to matters identified in the accompanying Notice of Extraordinary General Meeting; and (iii) other matters which may properly come before the Meeting, as described in the accompanying Information Circular.

The undersigned hereby revokes any prior proxy or proxies.

2. Election of New Directors

If the Acquisition Resolution is passed, management of the Company proposes the following nominees for new directors of the Company for the period beginning on the closing date of the Acquisition and ending at the conclusion of th e next annual general meeting of the Company:

TUMELO M. MOTSISI	Vote For	☐	Withhold Vote	☐
A.H.C. HAROLD MOTAUNG	Vote For	☐	Withhold Vote	☐
RIZELLE M. SAMPSON	Vote For	☐	Withhold Vote	☐
POPO S. MOLEFE	Vote For	☐	Withhold Vote	☐
SIPHO NKOSI	Vote For	☐	Withhold Vote	☐

Dated this day of ____________________ , 2004

Signature of Shareholder

Name of Shareholder	(Please print clearly as registered)

Number of Common Shares

(See "Proxy Information" in the Information Circular for further information regarding proxies for use at the Meeting). If a proxy is undated it will be deemed to be dated the date it was mailed to the holder.